PROSPECTUS SUPPLEMENT dated September 12, 2003 (to Prospectus dated August 19, 2003)	Rule 424(b)(3) File No. 333-107207

J.P. MORGAN CHASE & CO.

Debt Securities
Preferred Stock
Depositary Shares
Warrants

This Prospectus Supplement supplements our Prospectus dated August 19, 2003 relating to our debt securities, preferred stock, depositary shares and warrants (the "Prospectus")

ADDITIONAL COMPANY SENIOR SECURITIES

The following is added to the section of the Prospectus entitled "Company Debt Securities - Company Senior Securities" following the summary terms of the Company's outstanding Senior Medium-Term Notes, Series C to reflect the issuance, following the date of the Prospectus, of the Company Senior Securities described below:

Additional Senior Medium-Term Notes, Series C

We have issued $100,000,000 aggregate principal amount of our Senior Medium-Term Notes, Series C (the "Series C Notes") since the date of the Prospectus. In the table below we specify the following terms of those Series C Notes:
o   Issuance date;
o   Principal amount;
o   Maturity date; and
o   Interest rate and redemption dates,
      if any.

The interest rate bases or formulas applicable to Series C Notes that bear interest at floating rates are indicated in the table below. The Series C Notes are not subject to a sinking fund and are not redeemable unless a redemption date is indicated below. Unless otherwise indicated below, Series C Notes that are redeemable are redeemable at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Issuance Date	Principal Amount	Maturity Date	Interest Rate/ Redemption Date
September 12, 2003	$ 100,000,000	September 12, 2006	LIBOR Telerate reset quarterly plus 0.15%